

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

26 January 2010


10015223

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy each of the announcements dated 20 January 2010 and 21 January 2010 in relation to the following for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) Intention to Deal in Securities by Principal Officers during Closed Period; and

2) Additional Listing Application.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286



Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448



Form Version V3.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **20/01/2010 06:22:38 PM**

Reference No **LI-100120-8FF33**

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Intention to Deal in Securities by Principal Officers during Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

The Company is now in a closed period for dealings in its securities by its Directors and principal officers pending the announcement of its results for the second quarter ended 31 December 2009.

The Company has today received notifications from principal officers of the Company of their intention to deal in the securities of the Company during closed period.

Their current direct and indirect shareholdings in the Company are as set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Direct Interest		Indirect Interest*	
	Number of Shares	% of Issued Share Capital	Number of Shares	% of Issued Share Capital
Kok Wai Hung	10,000	Negligible	4,500	N/A
Lee Khian Lai	24,000	Negligible	107,000	N/A
Ng Ho Peng	5,200	Negligible	-	-
Quah Le Ching	39,750	Negligible	56,500	N/A

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

20 JAN 2010

Tan Sin Chun	32,500	Negligible	56,500	N/A
Vijaya Kumar a/l P.V. Ramayah	60,000	Negligible	-	-
Yasmin Weili Tan binti Abdullah	5,000	Negligible	92,000	N/A

* Options granted pursuant to the Executive Share Option Scheme of Lion Industries Corporation Berhad ("LICB") to subscribe for ordinary shares in LICB.

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)



....

Secretary

20 JAN 2010


BURSA MALAYSIA

Form Version V3.0

Additional Listing Application (ALA)

Reference No LI-100121-43887

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Number of corporate proposal * ☐ 1

1. Details of Corporate Proposal

Whether the corporate proposal involves the issuance of new type and new class of securities? * [e.g. new issues of A-Shares, new warrants, new ICULS, etc]	○ Yes ● No
Types of corporate proposal *	ESOS
Details of corporate proposal *	ESOS
No. of shares issued under this corporate proposal *	95,400
Issue price per share ($$) *	Malaysian Ringgit (MYR) 0.000
Par Value ($$)	Malaysian Ringgit (MYR) 1.000

Latest issued and paid up share capital after the above corporate proposal in the following

Units *	713,297,165
Currency *	Malaysian Ringgit (MYR) 713,297,165.000
Listing Date *	22/01/2010

Remarks:

LION INDUSTRIES CORPORATION BERHAD (415-D)



Secretary

21 JAN 2010


BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **21/01/2010 06:10:26 PM**

Reference No **LI-100121-7AB29**

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Intention to Deal in Securities by Principal Officers during Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

The Company is now in a closed period for dealings in its securities by its Directors and principal officers pending the announcement of its results for the second quarter ended 31 December 2009.

The Company has today received notifications from principal officers of the Company of their intention to deal in the securities of the Company during closed period.

Their current direct and indirect shareholdings in the Company are as set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Direct Interest		Indirect Interest*	
	Number of Shares	% of Issued Share Capital	Number of Shares	% of Issued Share Capital
Cheng Sin Yeng	-	-	97,500	N/A
Liew Choon Yick	21,000	Negligible	138,000	N/A
Yap Nyeok Ping	18,000	Negligible	43,100	N/A

* Options granted pursuant to the Executive Share Option Scheme of Lion Industries Corporation Berhad ("LICB") to subscribe for ordinary shares in LICB.

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

21 JAN 2010